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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 11)
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              VLSI TECHNOLOGY, INC.
                            (NAME OF SUBJECT COMPANY)

                              KPE ACQUISITION INC.
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    981270109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WILLIAM E. CURRAN
                                    PRESIDENT
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


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         This  Amendment  No. 11 - - Final  Amendment  (the  "Final  Amendment")
amends and supplements and constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 filed on March 5, 1999 (the "Schedule 14D-1") by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), and KPE Acquisition Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Royal Philips, with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") of VLSI Technology, Inc., a Delaware corporation (the "Company"), pursuant to the Offer to Purchase, dated March 5, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together
with  any  amendments  or  supplements  thereto,   collectively  constitute  the
"Offer"), which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 1.  Security and Subject Company.

         Item 1 is hereby amended and supplemented to add the following:

         The Offer terminated at 12:00 Midnight, New York City Time, on Tuesday, June 1, 1999.

ITEM 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder

         Item 5 is hereby amended and supplemented to add the following:

         As soon as practicable, Purchaser (i) intends to seek to procure the making of an application to the Nasdaq for the Shares to be delisted from the Nasdaq National Market and (ii) will take measures to cause the termination of the registration of the Shares under the Exchange Act. Purchaser will acquire the remaining Shares of the Company pursuant to the Merger.

ITEM 6.  Interests in the Securities of the Subject Company

         Item 6 is hereby amended and supplemented to add the following:

         As of the time the Offer expired, Purchaser owns in excess of 42.1 million Shares, which represents approximately 91.5% of the outstanding Shares. The Shares tendered include approximately 2.1 million Shares tendered pursuant to Notices of Guaranteed Delivery. The information contained in Royal Philips' press release dated June 2, 1999, a copy of which is filed herewith as Exhibit
(a)(23), is incorporated by reference herein.

ITEM 10.  ADDITIONAL INFORMATION.

         On June 2, 1999, Royal Philips issued a press release. A copy of the press release is filed herewith as Exhibit (a)(23) and is incorporated by reference herein.

         As set forth in the press release, the Offer expired at 12:00 Midnight, New York City Time, on Tuesday, June 1, 1999. Royal Philips also announced that it had been advised by the Depositary that at the time the Offer expired, in excess of 42.1 million Shares had been validly tendered and not withdrawn, representing approximately 91.5% of the outstanding Shares of the Company. The Shares tendered include 2.1 million Shares tendered pursuant to Notices of Guaranteed Delivery. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit (a)(23) and is incorporated by reference herein.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following:

(a)(23)   Press release issued by Royal Philips, dated June 2, 1999.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 2, 1999

                                       KONINKLIJKE PHILIPS ELECTRONICS N.V.



                                       By: /s/ GUIDO R.C. DIERICK
                                           ------------------------------------
                                           Name:  Guido R.C. Dierick
                                           Title: Director and Deputy Secretary


                                       KPE ACQUISITION INC.



                                       By: /s/ BELINDA CHEW
                                           ------------------------------------
                                           Name:  Belinda Chew
                                           Title: Vice President














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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                               DESCRIPTION
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(a)(23)          Press release issued by Royal Philips, dated June 2, 1999.




















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